



02004782

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SEC FILE NUMBER
8-17103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Davenport & Company LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Cary Street, 18th Floor
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. J. Lee Keiger, III — (804) 780-2016
(Area Code — Telephone No.)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1900	Richmond	VA	23219
(City)	(City	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountants
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Coleman Wortham III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davenport & Company LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Coleman Wortham, III

Signature

President and Chief Executive Officer

Title

Barbara A. Vanlandingham

Notary Public

My commission expires 8-31-03.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietary's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash	$	3,563,841	2,527,837
Cash segregated under federal and other regulations (note 3)		2	2
Deposits with clearing organizations and others		563,195	727,995
Receivable from broker-dealers and clearing organizations (note 4)		1,062,835	460,205
Receivable under securities loan agreements (note 11)		201,700	336,300
Receivable from customers (note 5)		68,790,002	75,258,570
Receivable from non-customers (note 5)		1,539,843	860,705
Securities owned (note 6, 8 and 11):			
Marketable, at market value		11,002,494	8,988,449
Not readily marketable, at estimated fair value		274,816	298,657
Securities pledged to creditors		1,853,754	963,398
Memberships in exchanges, at adjusted cost (market value $2,200,000 in 2001 and $1,700,000 in 2000)		46,000	46,000
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $7,633,020 in 2001 and $6,596,199 in 2000)		2,404,408	2,697,780
Note receivable from member (note 7)		129,958	205,958
Prepaid expenses and other assets		6,080,378	5,302,556
	$	97,513,226	98,674,412

Liabilities and Members' Interest		2001	2000
Short-term bank loans (note 8)	$	20,600,000	34,945,000
Drafts payable		9,686,909	7,771,586
Members' distribution payable		4,392,865	4,290,286
Payable to broker-dealers and clearing organizations (note 4)		1,049,011	1,070,358
Payable under securities loan agreements (note 11)		1,853,754	963,398
Obligation to return borrowed securities (note 11)		201,700	336,300
Payable to customers (note 5)		26,268,294	16,465,255
Payable to non-customers		10,569	17,446
Securities sold, not yet purchased, at market value (note 6)		193,128	86,031
Accounts payable, accrued expenses and other liabilities		7,941,518	9,059,423
		72,197,748	75,005,083
Members' interest		25,315,478	23,669,329
Commitments and contingent liabilities (notes 6, 9, 11, 12 and 13)			
	$	97,513,226	98,674,412

See accompanying notes to consolidated financial statements.

DAVENPORT & COMPANY LLC
AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Commissions	$	29,909,441	33,903,310
Principal transactions		9,223,854	7,318,786
Investment banking		7,221,412	6,268,055
Interest and dividends		5,378,804	7,438,041
Investment advisory fees		22,043,901	19,476,085
Other		984,142	494,637
		74,761,554	74,898,914
Expenses:			
Employee compensation and benefits (note 10)		51,348,185	49,283,732
Floor brokerage, exchange and clearance fees		1,201,745	956,822
Communications and data processing		1,994,000	1,773,469
Interest		1,941,362	3,302,509
Occupancy and equipment		4,932,942	4,053,597
Other operating expenses		6,385,525	5,010,202
		67,803,759	64,380,331
Net income	$	6,957,795	10,518,583

See accompanying notes to consolidated financial statements.